Filed by Trimble Navigation Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: @Road, Inc.

Commission File No.: 000-31511

This filing consists of presentations given by Debi Hirshlag, Vice President of Human Resources of Trimble Navigation Limited (“Trimble”) to employees of @Road, Inc, a Delaware corporation (“@Road”). The first presentation was given to @Road's employees in the United States and the second presentation was given to @Road's employees in India and the United Kingdom. On December 10, 2006 Trimble entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Roadrunner Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Trimble (“Merger Sub”) and @Road. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by @Road on December 11, 2006, and is incorporated by reference into this filing.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the company and its business, operations, financial condition and the industry in which it operates and the factors described in the company's filings with the SEC, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein. The parties disclaim any obligation to update the forward-looking statements contained herein.

ADDITIONAL INFORMATION ABOUT THE MERGER

AND WHERE TO FIND IT

Trimble and @Road filed with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of @Road by Trimble pursuant to the terms of an Agreement and Plan of Merger by and among Trimble, Roadrunner Acquisition Corp., a wholly-owned subsidiary of Trimble, and @Road. The prospectus/proxy statement has been mailed to the stockholders of @Road. The prospectus/proxy statement and other relevant materials, and any other documents filed by Trimble or @Road with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Trimble by contacting Trimble Investor Relations, 935 Stewart Drive, Sunnyvale, California 94085, or calling (408) 481-7838. Investors and security holders may obtain free copies of the documents filed with the SEC by @Road by contacting @Road Investor Relations, 47071 Bayside Parkway, Fremont, California 94538, or calling (510) 870-1317. Investors and security holders of @Road are urged to read the prospectus/proxy statement and the other relevant materials, as well as any amendments or supplements to those documents before making any voting or investment decision with respect to the proposed merger.

Trimble, Steven Berglund, Trimble's President and Chief Executive Officer, and Trimble's other directors and executive officers may be deemed to be participants in the solicitation of proxies of @Road stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Berglund and Trimble's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

@Road, Krish Panu, @Road's Chairman, Chief Executive Officer and President, and @Road's other directors and executive officers may be deemed to be participants in the solicitation of proxies of @Road stockholders in connection with the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding options or shares of @Road common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Panu and @Road's other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

Stock Updates

February 2007

Agenda

@Road ESPP

Plan termination process

Treatment for:

Personally owned shares

Employee Stock Purchase Plan (ESPP) owned
shares

Vested stock options

Unvested stock options

Trimble ESPP

Enrollment process

Trimble Stock Split

401(k) Update

Time for Questions

Presentation Notes

For the purpose of this presentation:

ARDI = Shares of @Road Common Stock

TRMB = Shares of Trimble Common Stock

$ = US Dollars

TRMB had a five-day trading average of $55.964/share between
February 2 and February 8, 2007

Assume the purchase of @Road closes on February 16, 2007

Trimble declared on February 8, 2007 that the $7.50 ARDI share purchase price will be settled as $5.00 of cash and $2.50 of TRMB

Tax Advice:

Please refer to a personal tax advisor with any tax questions, as we will not discuss taxation in detail today

@Road ESPP

Plan termination process

Last payroll deductions already completed

Final ESPP purchase of ARDI on February 15, 2007

Refunds of excess ESPP contributions will be
processed by February 16, 2007

Receipt timing will vary according to local payroll
schedules

For each share of owned stock, the shareholder will receive

2/3 in cash ($5.00)

1/3 in TRMB (.0447 TRMB for each ARDI)

Example

Shareholder owns 1,000 shares of ARDI

Shareholder will receive:

           Cash

           $5.00 x 1,000 shares = $5,000

             Stock

             .0447 x 1,000 shares = 44.70* TRMB

                            *Partial shares will be settled in cash

Owned Shares (including ESPP)

Cash and TRMB will be available, as follows:

ESPP shares – Deposited into the employee’s
current E*Trade account

Shares in a brokerage account – Deposited
according to brokerage’s timing rules/processes

Stock certificates – Mailing from American Stock
Transfer with instructions for exchange

Will be a taxable event in accordance with local
tax laws

Owned Shares (including ESPP)

Vested Stock Options

Applies to vested stock options with a strike price
of less than $7.50 per share

Vested stock options with a strike price at $7.50 or higher
will be terminated

Employees will receive a “buy out" of the option
gain as follows:

Determine the “buy out” amount

($7.50 - Strike Price) x (Number of Vested Shares)

Payment of the gain to the option holder

2/3 in cash

1/3 in TRMB

Example: Vested Stock Options

Before Close                       Employee has 1,000 vested ARDI options

             All options are at a $6.00 strike price

At Close                                          Determine the “buy out” amount

             ($7.50 - $6.00) x 1,000 options = $1,500 gain

             Payment to the option holder

             2/3 in cash = $1,000 paid via check/direct deposit

             1/3 in TRMB = $500/$55.964 = 8.93* TRMB

                                          *Partial shares will be settled in cash

Shares will be deposited into E*Trade accounts

Cash will be paid as soon as possible

Tax withholding from the cash payment will be made on the full amount of the gain. In this example $1,500 would be subject to taxation.

Applies to unvested stock options with a strike price of $7.50 or less

Option Exchange Ratio

$7.50 divided by TRMB 5-day trading average of $55.964 = 0.134

The number of Trimble-assumed options is determined by:

Eligible ARDI Options x Option Exchange Ratio

Partial options will be rounded down to the nearest whole number of
TRMB options, per the merger agreement

New per-option exercise price is determined by:

Exercise price per option of eligible ARDI, divided by the Option
Exchange Ratio

Price per option will be rounded to the nearest whole cent

Unvested Stock Options

Example: Unvested Stock Options

Employee has 1,000 unvested ARDI stock options with an
exercise price of $5.00

             1,000 x 0.134 = 134 TRMB options

             $5.00/.134 = exercise price of $37.31/share

These options will be subject to the same terms and conditions, including vesting schedule, as the ARDI options they replaced

A Smith Barney account will be available to all option holders

Information on account set up will be emailed the week of February 19

Trimble Blackout Period begins on March 5, 2007

Those subject to the blackout period will be named and notified on or before March 2, 2007

Trimble ESPP

Plan Summary

Two 6-month offering periods per year

March 1 to August 31; September 1 to February 28/29

6-month look back

Shares purchased at 85% of the lower of the fair market value on the first day (Enrollment Date) or last day of the offering period

Share maximum per offering period

$12,500 divided by the fair market value of a share of the Company's
Common Stock on the Enrollment Date

Example: $12,500/$50 = 250 shares maximum

Enrollment Process

Feb 20, 2007          Email with enrollment form sent to @Road employees

Feb 28, 2007          Enrollment form due for March 1, 2007 offering period

March 1, 2007    Offering period start date

***Due to US government restrictions around ESPP plans, there can be no exceptions made on the due date for receipt of the enrollment form

Trimble ESPP History

1/1/06 - 6/30/06

7/1/05 - 12/30/05

1/1/05 - 6/30/05

7/1/04 - 12/31/04

Offering Period

$14,460.00

$4,446.00

$10,623.00

$4,434.95

$8,021.20

$1,719.49

$8,424.80

$4,840.19

Gain at $55 Stock Price

Gain at Purchase

Note: Trimble’s Offering Periods now run March 1 to
August 31 and September 1 to February 28/29

TRMB Stock Split

2-for-1 stock split effective February 22, 2007

Examples:

Shares

Feb 21, 2007      Shareholder has 1,000 shares valued at $55/share ($55,000)

Feb 22, 2007      Shareholder has 2,000 shares valued at $27.50/share ($55,000)

Stock Options

Feb 21, 2007      Employee has 1,000 stock options with a strike price of $40 ($40,000)

Feb 22, 2007      Employee has 2,000 stock options with a strike price of $20 ($40,000)

           No change in the option’s vesting schedule

401(k) Update

US @Road employees eligible for enrollment on
February 16, 2007

Immediately eligible for Company Match upon
enrollment

Match is fully vested as it is earned

Maximum of $2,500 per calendar year

Plan administered by Fidelity

24-hour access to your account

Access to on-line statements, investment education and
resources

16 fund choices, including Trimble stock

401(k) Update

For More Information

Attend one of three meetings offered to @Road
employees (in Fremont or via web)

Wednesday, February 14 – 2:00PM PST

Thursday, February 15 – 9:00AM PST

Thursday, February 15 – 1:00PM PST

Meetings will include information on:

Rollover from @Road 401(k) or other qualified plans

How to enroll in the Trimble 401(k)

More information on the Company Match

A Fidelity representative will attend these
meetings

Questions?

Stock Updates

February 2007

Agenda

@Road ESPP

Plan termination process

Treatment for:

Personally owned shares

Employee Stock Purchase Plan (ESPP) owned
shares

Vested stock options

Unvested stock options

Trimble ESPP

Enrollment process

Trimble Stock Split

Time for Questions

Presentation Notes

For the purpose of this presentation:

ARDI = Shares of @Road Common Stock

TRMB = Shares of Trimble Common Stock

$ = US Dollars

TRMB had a five-day trading average of $55.964/share between
February 2 and February 8, 2007

Assume the purchase of @Road closes on February 16, 2007

Trimble declared on February 8, 2007 that the $7.50 ARDI share purchase price will be settled as $5.00 of cash and $2.50 of TRMB

Tax Advice:

Please refer to a personal tax advisor with any tax questions, as we will not discuss taxation in detail today

@Road ESPP

Plan termination process

Last payroll deductions already completed

Final ESPP purchase of ARDI on February 15, 2007

Refunds of excess ESPP contributions will be
processed by February 16, 2007

Receipt timing will vary according to local payroll
schedules

For each share of owned stock, the shareholder will receive

2/3 in cash ($5.00)

1/3 in TRMB (.0447 TRMB for each ARDI)

Example

Shareholder owns 1,000 shares of ARDI

Shareholder will receive:

           Cash

           $5.00 x 1,000 shares = $5,000

             Stock

             .0447 x 1,000 shares = 44.70* TRMB

                            *Partial shares will be settled in cash

Owned Shares (including ESPP)

Cash and TRMB will be available, as follows:

ESPP shares – Deposited into the employee’s
current E*Trade account

Shares in a brokerage account – Deposited
according to brokerage’s timing rules/processes

Stock certificates – Mailing from American Stock
Transfer with instructions for exchange

Will be a taxable event in accordance with local
tax laws

Owned Shares (including ESPP)

Vested Stock Options

Applies to vested stock options with a strike price
of less than $7.50 per share

Vested stock options with a strike price at $7.50 or higher
will be terminated

Employees will receive a “buy out" of the option
gain as follows:

Determine the “buy out” amount

($7.50 - Strike Price) x (Number of Vested Shares)

Payment of the gain to the option holder

2/3 in cash

1/3 in TRMB

Example: Vested Stock Options

Before Close                       Employee has 1,000 vested ARDI options

             All options are at a $6.00 strike price

At Close                                          Determine the “buy out” amount

             ($7.50 - $6.00) x 1,000 options = $1,500 gain

             Payment to the option holder

             2/3 in cash = $1,000 paid via check/direct deposit

             1/3 in TRMB = $500/$55.964 = 8.93* TRMB

                                          *Partial shares will be settled in cash

Shares will be deposited into E*Trade accounts

Cash will be paid as soon as possible

Tax withholding from the cash payment will be made on the full amount of the gain. In this example $1,500 would be subject to taxation.

Applies to unvested stock options with a strike price of
$7.50 or less

Option Exchange Ratio

$7.50 divided by TRMB 5-day trading average of $55.964 = 0.134

The number of Trimble-assumed options is determined
by:

Eligible ARDI Options x Option Exchange Ratio

Partial options will be rounded down to the nearest whole
number of TRMB options, per the merger agreement

New per-option exercise price is determined by:

Exercise price per option of eligible ARDI, divided by the Option
Exchange Ratio

Price per option will be rounded to the nearest whole cent

Unvested Stock Options

Example: Unvested Stock Options

Employee has 1,000 unvested ARDI stock options with an
exercise price of $5.00

             1,000 x 0.134 = 134 TRMB options

             $5.00/.134 = exercise price of $37.31/share

These options will be subject to the same terms and conditions, including vesting schedule, as the ARDI options they replaced

A Smith Barney account will be available to all option holders

Information on account set up will be emailed the week of February 19

Trimble Blackout Period begins on March 5, 2007

Those subject to the blackout period will be named and notified on or before March 2, 2007

Trimble ESPP

Plan Summary

Two 6-month offering periods per year

March 1 to August 31; September 1 to February 28/29

6-month look back

Shares purchased at 85% of the lower of the fair market value on the first day (Enrollment Date) or last day of the offering period

Share maximum per offering period

$12,500 divided by the fair market value of a share of the Company's
Common Stock on the Enrollment Date

Example: $12,500/$50 = 250 shares maximum

Enrollment Process

Feb 20, 2007          Email with enrollment form sent to @Road employees

Feb 28, 2007          Enrollment form due for March 1, 2007 offering period

March 1, 2007    Offering period start date

***Due to US government restrictions around ESPP plans, there can be no exceptions made on the due date for receipt of the enrollment form

Trimble ESPP History

1/1/06 - 6/30/06

7/1/05 - 12/30/05

1/1/05 - 6/30/05

7/1/04 - 12/31/04

Offering Period

$14,460.00

$4,446.00

$10,623.00

$4,434.95

$8,021.20

$1,719.49

$8,424.80

$4,840.19

Gain at $55 Stock Price

Gain at Purchase

Note: Trimble’s Offering Periods now run March 1 to
August 31 and September 1 to February 28/29

TRMB Stock Split

2-for-1 stock split effective February 22, 2007

Examples:

Shares

Feb 21, 2007      Shareholder has 1,000 shares valued at $55/share ($55,000)

Feb 22, 2007      Shareholder has 2,000 shares valued at $27.50/share ($55,000)

Stock Options

Feb 21, 2007      Employee has 1,000 stock options with a strike price of $40 ($40,000)

Feb 22, 2007      Employee has 2,000 stock options with a strike price of $20 ($40,000)

           No change in the option’s vesting schedule

Questions?